AP 3/13

15048999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32855

SEC Mail Processing Section RECEIVED MAR 03 2015 Washington, DC 404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ZENITH AMERICAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170-19 83RD AVENUE
(No. and Street)

JAMAICA	**New York**	**11432**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EHRENSTEIN **212-587-6667**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR. CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE SUITE 508 WEST	**SOUTHFIELD**	**MI**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

PB 3/14/15

OATH OR AFFIRMATION

I, **PAUL EHRENSTEIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ZENITH AMERICAN SECURITIES CORPORATION**, as of **December 31**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zenith American Securities Corporation

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Zenith American Securities Corporation
170-19 83rd Avenue
Jamica, NY 11432

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Zenith American Securities Corporation as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Zenith American Securities Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zenith American Securities Corporation as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Zenith American Securities Corporation financial statements. The Net Capital Computation is the responsibility of Zenith American Securities Corporation 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital

Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Zenith American Securities Corporation
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash In Bank	$	14,302.93
Accounts Receivable		1,238.51
Total Current Assets		15,541.44
PROPERTY AND EQUIPMENT		
Equipment		13,409.00
Less: Accumulated Depreciation		(9,925.00)
Net Property and Equipment		3,484.00
TOTAL ASSETS	$	19,025.44

The footnotes are an integral part of the financial statements.

Zenith American Securities Corporation
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 3,349.00
Total Current Liabilities	3,349.00
LONG-TERM LIABILITIES	
Total Liabilities	3,349.00
STOCKHOLDERS' EQUITY	
Capital Stock, no par value, 200 share authorized, 100 shares issued and outstanding	5,000.00
Retained Earnings	10,676.44
Total Stockholders' Equity	15,676.44
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 19,025.44

The footnotes are an integral part of the financial statements.

Zenith American Securities Corporation
STATEMENT OF INCOME

	12 Months Ended December 31, 2014
Revenues	
Commissions Earned	$ 11,789.35
Interest Income	12.74
Total Revenues	11,802.09
Operating Expenses	
Employee compensation and benefits	4,565.22
Communications and data processing	2,788.46
Other expenses	5,533.65
Total Operating Expenses	12,887.33
Operating Income (Loss)	(1,085.24)
Net Income (Loss)	$ (1,085.24)

The footnotes are an integral part of the financial statements.

Zenith American Securities Corporation
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2014	
Beginning of Period	$	12,336.68
Plus: Net Income	$	(1,085.24)
Plus: Prior Period Adjustment	$	(575.00)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	10,676.44

The footnotes are an integral part of the financial statements.

Zenith American Securities Corporation
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(1,085.24)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		(575.00)
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		1,040.33
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		1,137.50
Accrued Liabilities		0.00
Total Adjustments		1,602.83
Net Cash Provided Bv (Used in) Operating Activities		517.59
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		25.00
Net Cash Provided Bv (Used In) Investing Activities		25.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		542.59
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		13,760.34
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	14,302.93

The footnotes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Zenith American Securities Corporation (the Company) was incorporated in the State of New York and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Jamaica, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption due to "Limited Business."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recognized when the service is rendered..

Depreciation

Depreciation is calculated using the straight line method.

Income taxes

The Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of shares of open-end investment companies and REITs.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

ZENITH AMERICAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-3, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the investment companies.

NOTE D – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		13,409
Leasehold improvements	7 years		0
			13,409
Less – accumulated depreciation			(9,925)
Total		$	3,484

The Company did not record depreciation expense for the year December 31, 2014.

NOTE E – COMMITMENTS AND CONTINGENCIES

Zenith American Securities Corporation does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – SUPPLMENTARY REPORT ON SIPC ASSESSMENT RECONCILIATION

The supplemental report on SIPC assessment reconciliation is not required because the Company's receipts were less than $500,000.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Zenith American Securities Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$	15,676.00
Nonallowable assets:			
Other Assets	0.00		
Fixed Assets	3,484.00		
Accounts receivable – other	1,238.00		(4,722.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	10,954.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	224.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	6,549.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	3,349.00
Percentage of aggregate indebtedness to net capital		36.05%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$	10,954.00
Adjustments:		
Change in Equity (Adjustments)		(0.00)
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		10,954.00
Reconciled Difference	$	(0.00)

Zenith American Securities Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3(k)(1) because of limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Zenith American Securities, Co
15 Maiden Lane
Suite 1002
New York, NY 10038

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Zenith American Securities, Co identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Zenith American Securities, Co claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Zenith American Securities, Co stated that Zenith American Securities, Co met the identified exemption provisions throughout the most recent fiscal year without exception. Zenith American Securities, Co.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Zenith American Securities, Co compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Zenith American Securities Corp.

170-19 83rd Avenue, Jamaica New York, 11432

Phone: (212)569-8434
Fax: (212)304-4571

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2014

Dear Me. Richardson Jr.,

Please be advised that Zenith American Securities, Co has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2014 through December 31, 2014. Zenith American Securities, Co did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Zenith American Securities, Co.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

(Name), the president of Zenith American Securities, Co has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Zenith American Securities, Co.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-000.

Very truly yours,

Zenith American Securities, Co
(Name) Paul Ehrenstein
President